UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Sunergy Co., Ltd

File No. 1-33433 - CF#28252

           China Sunergy Co., Ltd submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 26, 2012, as amended.

           Based on representations by China Sunergy Co., Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 4.33   through January 17, 2017

           For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Daniel Morris
           Special Counsel